SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
AMINISTRATION COUNCIL	03.27.2013
663rd Meeting	Process: 329/63
DELIBERATION	DEL- 018/2013

SUBJECT: Financial Statements for the financial year 2012.

The Board of Directors of Centrais Elétricas Brasileiras S.A. ELETROBRAS-, in the use of the powers invested to them, DECIDED:

1.                  to approve the financial statements of Eletrobras and the consolidated financial statements of the Eletrobras System and forward the decision for deliberation of the general meeting of Shareholders of this company. Main points and values are highlighted below:

a)          Financial Statements

Eletrobras Parent Company and Consolidated Financial Statements for the year ended December 31st, 2012, composed of the following parts: Balance Sheets, statements of results for the period, Changes in Shareholders Equity, Cash Flow and Value Added, accompanied by the notes to the financial statements.

a.1)        Balance Sheets

	Thousand of Reais
	Parent Company	Consolidated
ASSET
Current	16.846.695	44.342.544
Non Current	34.746.497	72.746.894
Investment, Fixed and Intangible	50.384.203	55.106.141
	101.977.395	172.195.579
LIABILITIES
Current	8.854.893	30.849.647
Non Current	26.038.557	74.065.339
non-controlling shareholders participation	-	196.648
Shareholders Equity	67.083.945	67.083.945
	101.977.395	172.195.579

a.2)        Statements of Results for the period

	Thousands of Reais
	Controladora	Consolidado
Net Operating Revenue	2.631.551	34.064.477
Operatining Expenses	(4.589.319)	(32.396.316)
Financial Result	3.254.144	632.509
Result of equity participation	(7.531.378)	468.584
Result before the effects of Law 12,783/2013 Effects – Law 12.783/2013 Result after effects of Law 12,783/2013 Income Tax and Social Contribution	(6.235.002) - (6.235.002) (643.914)	2.769.254 (10.085.380) (7.316.126) 390.474

(Loss) Net Profit of the Period	(6.878.916)	(6.925.652)

Portion allocated to majority shareholders	-	(6.878.916)
Portion allocated to minority shareholders	-	(46.737)

2
AMINISTRATION COUNCIL	03.27.2013
663rd Meeting	Process: 329/63
DELIBERATION	DEL- 018/2013

a.3) Approve proposal for absorption of the loss forwarded by the Board of Executive Directors approved by RES. DEE 212/2013, of March 27th, 2013, as follows:

In thousands of reais
Profit Reserve Balance – 12.31.2012
Projects and Studies	37.327
Investments	16.300.668
16.337.994
Profit (Losses) accumulated	(6.878.916)
(+) Studies and Projects Reverve	37.327

(+) Investments Reserve	6.841.589
0
Reversion of reserves for payment of dividends
Investments Reserve	855.681

a.4)             Approve the remuneration proposal to shareholders - financial year 2012, forwarded by the Board of Executive Directors as approved by RES. DEE 212/March 27th, 2013:

In accordance with the dispositions of law 6,404/76 and article 8 of Eletrobras By-Laws, which regulate the remuneration to shareholders, we demonstrate, the proposal for payment of remuneration to the company's shareholders, in the form of interest on equity, fully imputed to dividends, on the assumption of its approval by the AGM, as follows:

Dividends Calculation

3
AMINISTRATION COUNCIL	03.27.2013
663rd Meeting	Process: 329/63
DELIBERATION	DEL- 018/2013

Type	Quantity	Remuneration	Capital	Dividend
Common	1.087.050.297	1,47%	25.158.666.238,98	433.962.258,32
Preferred B	265.436.883	6,00%	6.143.264.911,78	433.642.229,08
Preferred A	146.920	8,00%	3.400.312,98	320.029,46

Minimum remuneration proposed – preferred shares – Interest on equity

Preferred Shares class B	433.642.229,08

Preferred Shares class A	320.029,46

Additional Dividend Proposed – common shares – Interest on Equity	433.962.258,32

Total Remuneration Proposed – Interest on Equity	867.924.516,86

Related to the year of 2012 it is being proposed to the AGM a remuneration to shareholders, corresponding to R$ 0.39 for the common shares, R$ 1.63 for preferred “B” shares and R$ 2.17 for the preferred “A”, per thousand shares, in the form of interest on equity, fully imputed to dividends of the year.

The persons or legal entities which are entitled to the remuneration are those who constitute the Eletrobras shareholder base on the day following the AGM which will deliberate on the approval of the financial statements and the remuneration to shareholders, with proposed payment date up to 12.31.2013, in the form of interest on equity, imputed to the dividends for the financial year 2012.

4
AMINISTRATION COUNCIL	03.27.2013
663rd Meeting	Process: 329/63
DELIBERATION	DEL- 018/2013

	Quantity of Shares	Remuneration in R$ thousand

Common	1.087.050.297	433.642

Preferred “A”	146.920	320

Preferred “B”	265.436.883	433.642

Total	1.352.634.100	867.924

a.5)        Participation in Profit and Results

Considering that Eletrobras consigned in these financial statements provision to meet the requirement of obligation arising from labor collective agreement, in compliance with the provisions of law No. 10,101, 2000.12.20 and DEST guidelines, propose the payment of Profit Sharing Participation – PLR, in the amount of up to R$ 40,000 thousand.

2.                 approve the Management Report for the year ending 12.31.2012 and forward for the decision of the Eletrobras general shareholder meeting.

3.         approve the Eletrobras Master Business and Management Plan for the period 2013 to 2017

4.       Determine that all the controlled companies by Eletrobras publish their financial statements on the same day the parent company’s is published.

AFRÂNIO ALENCAR MATOS Fº

General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.